SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Kforce Inc.

_____________________

(Name of Issuer)

Common Stock, par value $.01

________________________

(Title of Class of Securities)

493732 10 1

____________________________

(CUSIP Number)

December 31, 2002

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X ]         Rule 13d-1(d)

CUSIP No.   493732 101 1                                                                           Page 2 of  3

NAME OF REPORTING PERSON David L. Dunkel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,293,809
	6	SHARED VOTING POWER 31,712 (disclaims beneficial ownership)
	7	SOLE DISPOSITIVE POWER 3,024,578
	8	SHARED DISPOSITIVE POWER 31,712 (disclaims beneficial ownership)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                        Page 3 of  3

This Amendment No. 5 to Schedule 13G as amended, is being filed on behalf of David L. Dunkel relating to the common stock $.01 par value (the "Common Stock") of Kforce Inc., a Florida corporation (the "Issuer").  The terms defined in the Schedule 13G as amended, shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended.  Only those items reported herein are amended.  All other items remain unchanged.

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):  Of the 4,325,521 shares reported pursuant to this Schedule 13G; 1,610,400 shares are currently held by Mr. Dunkel's Revocable Living Trust; 31,712 shares are held by Mr. Dunkel's spouse; 1,230 shares are held in custody for Mr. Dunkel's children; 1,139,867 shares are subject to options exercisable within 60 days of  December 31, 2002; 47,985 shares are restricted shares held by Mr. Dunkel; 225,096 shares are held directly by Mr. Dunkel; and 1,269,231 shares are held by Mr. Dunkel's former spouse, for which Mr. Dunkel has voting power but no dispositive power.  Mr. Dunkel disclaims the 31,712  shares held by his spouse.

                (b)           Percent of Class:  13.4%, based on the 31,215,646 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2002, along with Mr. Dunkel's exercisable options.

                (c)           Number of shares as to which such person has:

              (i)          Sole power to vote or to direct the vote:  4,293,809

             (ii)          Shared power to vote or to direct the vote:  31,712

                            (Mr. Dunkel disclaims beneficial ownership of these shares)

            (iii)          Sole power to dispose or to direct the disposition of:  3,024,578

            (iv)          Shared power to dispose or to direct the disposition of: 31,712

                             (Mr. Dunkel disclaims beneficial ownership of these shares)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003

                                                                           /s/David L. Dunkel

                                                                           _______________________________

                                                                                       David L. Dunkel